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                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549


                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934


                        NIAGARA CORPORATION
                        -------------------
                         (Name of Issuer)

                  Common Stock, par value $.001
                  -----------------------------
                  (Title of Class of Securities)

                            653349100
                        ------------------
                          (CUSIP Number)


                          William Hyman
                       188 East 64th Street
                     New York, New York 10021
                        (212) 888-2727
                ---------------------------------
               (Name, Address and Telephone Number
                 of Person Authorized to Receive
                   Notices and Communications)


                            July 30,1997
               ------------------------------------
               (Date of Event Which Requires Filing
                        of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
     13d-1 (a) for other parties to whom copies are to be sent.


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CUSIP NO. 6553349100
          ----------

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1)   Name of Reporting Person           William Hyman
     S.S. or I.R.S. Identifica-
     tion No. of Above Person           Social Security No. ###-##-####
-------------------------------------------------------------------------------
2)   Check the Appropriate Box          (a) -----------------------------------
     if a Member of a Group             (b) -----------------------------------
     (See Instructions)
-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Source of Funds (See
     Instructions)                           PF
-------------------------------------------------------------------------------
5)   Check if Disclosure of Legal
     Proceedings is Required Pur-
     suant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)   Citizenship or Place of                 United States
     Organization
-------------------------------------------------------------------------------
               (7)  Sole Voting Power        480,500 shares (1)
Number of      ----------------------------------------------------------------
Shares Bene-   (8)  Shared Voting
 ficially           Power                      -0-
Owned by       ----------------------------------------------------------------
Each Report-   (9)  Sole Dispositive
 ing Person         Power                    480,500 shares(1)
With           ----------------------------------------------------------------
              (10)  Shared Dispositive
                    Power                      -0-
-------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person          480,500 shares(1)
-------------------------------------------------------------------------------
12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain
     Shares (See Instructions)
-------------------------------------------------------------------------------
13)  Percent of Class Represented
     by Amount in Row (11)                   11.3%(1),(2)
-------------------------------------------------------------------------------
14)  Type of Reporting Person (See
     Instructions)                           IN
-------------------------------------------------------------------------------

----------------------
(1) Includes 300,000 warrants to acquire shares of Common Stock, which warrants are currently exercisable.

(2) Based on 3,954,465 shares of Common Stock outstanding as of May 5, 1997, as set forth in the Company's Proxy Statement for its 1997 Annual Meeting of Stockholders.


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                      INTRODUCTORY STATEMENT


          This Statement being filed to report the ownership by William Hyman of shares of Common Stock, and warrants to acquire Common Stock of, Niagara Corporation.

Item 1.   SECURITY AND ISSUER

          This Statement relates to the Common Stock, par value $.001 per share ("Common Stock"), of Niagara Corporation, a Delaware corporation (the "Company"), which, to the best knowledge of the person filing this Statement, is a corporation with its principal executive offices located at 667 Madison Avenue, New York, New York 10021.

Item 2.   IDENTITY AND BACKGROUND

          (a)   The person filing this Statement is William Hyman.

          (b) The address of Mr. Hyman is 188 East 64th Street, New York, New York 10021.

          (c)   Mr. Hyman conducts his business as a private investor.

          (d) Mr. Hyman has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

          (e) Mr. Hyman has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

          (f)  Mr. Hyman is a citizen of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Mr. Hyman purchased 150,000 shares of Common Stock and 300,000 warrants (the "Warrants") to purchase shares of Common Stock in the Company's initial public offering in 1993. Prior to the public offering, in May 1993, Mr. Hyman purchased 10,000 shares of the Company's Common Stock. Mr. Hyman served as a director of the Company until August 1996. Mr. Hyman purchased in the open market an additional 10,000 shares of Common Stock in January 1997, 500 shares in March 1997, and 10,000 shares in July 1997. Mr. Hyman purchased such shares of Common Stock with his personal funds.


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Item 4.   PURPOSE OF TRANSACTION.

          Mr. Hyman has acquired the shares of Common Stock and the Warrants to acquire the Common Stock owned by him for investment purposes. Mr. Hyman has no plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D, except that Mr. Hyman may, from time to time or at any time, dispose of all or some of the shares of Common Stock owned by him, or acquire additional shares of Common Stock depending upon price and market conditions, Mr. Hyman's evaluation of the Company, alternative investments and other factors.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of the date hereof, Mr. Hyman beneficially owns directly 180,500 shares of Common Stock (the "Shares"), and currently exercisable Warrants to acquire 300,000 shares of Common Stock (the "Warrant Shares"), which constitute, in accordance with the rules and regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, approximately 11.3% of the outstanding shares of Common Stock of the Company.(3)

          (b) Mr. Hyman has sole power to vote and dispose of the Shares, and if the Warrants were exercised to purchase the Warrant Shares, the Warrant Shares as well.

          (c) During the 60-day period prior to the date of this Report, Mr. Hyman acquired 10,000 shares of Common Stock in the open market at a price per share of $6.31250.

          (d) To the best knowledge of Mr. Hyman, no person other than Mr. Hyman has the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares, or to direct the acquisition of the Warrant Shares.

          (e)  Not Applicable.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Not Applicable.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None.


-----------------------
(3) The percentage is calculated based on 3,954,465 shares outstanding as reported in the Proxy Statement.


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                            SIGNATURE



          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                     /s/  WILLIAM HYMAN
                                -------------------------------
                                      William Hyman